N-SAR ITEM 77C

                      Van Kampen American Capital Equity Trust




(a) A Special Meeting of Shareholders of each series of Van Kampen American Capital Equity Trust was held on July 21, 1995.

(b) The election of Trustees of each series of Van Kampen American Capital Equity Trust included:

     J. Miles Branagan, Richard E. Caruso, Philip P. Gaughan, Roger Hilsman,
     R. Craig Kennedy, Dennis J. McDonnell, Donald C. Miller, Jack E. Nelson, Don G. Powell, David Rees, Jerome L. Robinson, Lawrence J. Sheehan, Fernando Sisto, Wayne W. Whalen and William S. Woodside.

     Effective September 7, 1995, Mr. Caruso ceased serving as a Trustee and Ms. Linda H. Heagy commenced serving as a Trustee.

     Effective January 29, 1996, Messrs. Gaughan, Rees and Sheehan ceased serving as Trustees.

(c)  The following were voted on at the meeting:

     1) Approval of each series' reorganization and conversion to a Delaware business trust.

          Utility Fund
                        For      5,002,726       Against    90,622

          Balanced Fund
                        For        370,576       Against     3,087

     2) Ratification of the selection of KPMG Peat Marwick LLP as independent accountants for each series' current fiscal year.

          Utility Fund
                        For      6,859,443       Against    44,746

          Balanced Fund
                        For        569,876       Against       932

d)   Inapplicable





                                N-SAR Item 77I

                   Van Kampen American Capital Balanced Fund
                      Van Kampen American Capital Utility Fund
                                   each a series of
                      Van Kampen American Capital Equity Trust





     As of May 1, 1995, Class D Shares of each Fund have been eliminated.

     Also as of May 1, 1995, each Fund amended the terms of its Class A Shares to include the following:

             "There is no sales charge payable at the time of purchase on those investments of $1 million or more, although for such investments the Fund imposes a contingent deferred sales charge of 1.00% on redemptions made within one year of the purchase. A commission will be paid to dealers who initiate and are responsible for purchases of $1 million or more as follows: 1.00% on sales of $2 million, plus 0.80% on the next million, plus 0.20% on the next $2 million and 0.08% on the excess over $5 million."







                         Attachment 77m to form N-SAR

             for the semi-annual period ending December 31, 1995:

     AN KAMPEN AMERICAN CAPITAL UTILITY FUND


1. An Agreement and Plan of Reorganization* dated July 31, 1995 (the "Plan") between the Van Kampen American Capital Equity Trust, on behalf of its series, the Van Kampen American Capital Utility Fund ("Utility Fund"), and the Van Kampen American Capital Utilities Income Fund ("Utilities Income Fund"), was approved by the Board of Trustees of the Utility Fund on May 11, 1995. Following approval of the reorganization by the shareholders of the Utilities Income Fund, the assets of the Utilities Income Fund were transferred to the Utility Fund in exchange for a number of shares of the Utility Fund equal to the value of the aggregate net assets of the Utilities Income Fund immediately prior to the transfer of assets of the Utilities Income Fund to the Utility Fund.


2. The above described reorganization was consummated on September 27, 1995 and the Utilities Income Fund distributed to its shareholders shares of the Utility Fund received in the reorganization. The Utilities Income Fund had no assets or liabilities after September 27, 1995 and is being terminated pursuant to Delaware law.



     * Incorporated by Reference by Registrant's Proxy dated July 31, 1995.